FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Niamh Lyons Ph: 353-1-709-4176

ELAN REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

Dublin, Ireland, April 26, 2012 – Elan Corporation, plc, today reported its first quarter 2012 financial results.

“Our first quarter financial performance was solid and represents a good start to the year across all aspects of our business,” said Mr. Kelly Martin, chief executive officer. “We continue to build the business by delivering double digit top line growth, continuously strengthening our balance sheet and simultaneously investing in our unique science and clinical activities.”

Commenting further, Mr. Martin added that, “the opportunities and patient need in the broad area of neurology are significant.  We remain focused on the short and long term execution of our plans and committed to extending our leadership in the area of discovery and innovation while, at the same time, offering a unique investment proposition to current or prospective shareholders.”

Mr. Nigel Clerkin, chief financial officer, said, “We are pleased with the start we have made to the year, with revenues growing by over 17% compared to the first quarter of 2011. Tysabri has now achieved an annualized run-rate of in-market sales of $1.6 billion. Additionally, the sale of 76% of our shareholding in Alkermes plc during the quarter for net proceeds of $380.9 million has substantially strengthened our capital structure. This solid start to the year places us on-track to achieve our full-year financial guidance.”

Unaudited Consolidated U.S. GAAP Income Statement Data
	Three Months Ended March 31
	2011 US$m	2012 US$m
Revenue (see page 7)	247.1	288.4
Cost of goods sold	131.4	155.3
Gross margin	115.7	133.1

Operating Expenses (see page 10)
Selling, general and administrative	47.8	60.1
Research and development	47.6	49.0
Other net charges (see page 11)	2.3	2.0
Total operating expenses	97.7	111.1
Operating income	18.0	22.0

Net Interest and Investment Gains and Losses
Net interest expense	29.8	16.8
Net loss on disposal of equity method investment (see page 11)	—	13.3
Net loss on equity method investments (see page 12)	12.5	23.1
Net interest and investment gains and losses	42.3	53.2

Net loss from continuing operations before tax	(24.3)	(31.2)
Provision for income taxes	3.4	0.6
Net loss from continuing operations	(27.7)	(31.8)

Discontinued Operations
Net income from discontinued operations, net of tax (see page 13)	95.9	—
Net income/(loss)	68.2	(31.8)

Basic net loss per ordinary share - continuing operations	(0.05)	(0.05)
Basic net income per ordinary share – discontinued operations	0.16	—
Basic weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	586.3	590.8

Diluted net loss per ordinary share - continuing operations	(0.05)	(0.05)
Diluted net income per ordinary share – discontinued operations	0.16	—
Diluted weighted average number of ordinary shares outstanding (in millions) – continuing operations	586.3	590.8
Diluted weighted average number of ordinary shares outstanding (in millions) – discontinued operations	590.1	—

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2011 US$m	2012 US$m

Net loss from continuing operations	(27.7)	(31.8)
Net interest expense	29.8	16.8
Provision for income taxes	3.4	0.6
Depreciation and amortization	7.2	6.7
Amortized fees	0.1	(0.1)
EBITDA from continuing operations	12.8	(7.8)
Share-based compensation	7.7	15.7
Other net charges	2.3	2.0
Net loss on equity method investments	12.5	23.1
Net loss on disposal of equity method investment	—	13.3
Adjusted EBITDA from continuing operations	35.3	46.3

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA from continuing operations, a non-GAAP measure of operating results. Adjusted EBITDA from continuing operations is defined as net loss from continuing operations plus or minus net interest expense, provision for income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investments and net loss on disposal of equity method investment. Adjusted EBITDA from continuing operations is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA from continuing operations to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA from continuing operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA from continuing operations is used as analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA from continuing operations does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA from continuing operations, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”. A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations for the three months ended March 31, 2011 is set out in Appendix II.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2011 US$m	March 31 2012 US$m
Assets
Current Assets
Cash and cash equivalents	271.7	646.9
Restricted cash and cash equivalents — current	2.6	2.6
Investment securities — current	0.3	144.2
Deferred tax assets — current	26.2	26.0
Other current assets	217.2	235.0
Total current assets	518.0	1,054.7

Non-Current Assets
Intangible assets, net	309.9	307.1
Property, plant and equipment, net	83.2	81.5
Equity method investments	675.8	132.1
Investment securities — non-current	9.8	10.0
Deferred tax assets — non-current	118.9	118.8
Restricted cash and cash equivalents — non-current	13.7	13.7
Other assets	24.5	23.1
Total Assets	1,753.8	1,741.0

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	337.0	317.4
Long-term debt	615.0	615.4
Shareholders’ equity	801.8	808.2
Total Liabilities and Shareholders’ Equity	1,753.8	1,741.0

Movement in Shareholders’ Equity

US$m
Balance at December 31, 2011	801.8
Net loss for the period	(31.8)
Share-based compensation	15.7
Issuance of share capital	5.0
Increase in net unrealized gain on investment securities	17.5
Balance at March 31, 2012	808.2

Unaudited Consolidated U.S. GAAP Cash Flow Data

	Three Months Ended March 31
	2011 US$m		2012 US$m

Adjusted EBITDA	63.3	(1)	46.3
Net interest and tax	(29.9)		(14.7)
Legal settlement gain	78.0		—
Settlement reserve charge	(206.3	)(2)	—
Other net charges	(2.3)		(1.4)
Working capital increase	(28.0)		(36.2)
Cash flows used in operating activities	(125.2)		(6.0)

Net purchases of tangible and intangible assets	(6.4)		(4.5)
Net proceeds from sale of equity method investment	—		380.9
Net purchase of investments	(0.4)		(0.2)
Cash flows from financing activities	1.2		5.0
Restricted cash and cash equivalents movement	205.6	(1)	—
Net cash movement	74.8		375.2
Beginning cash balance	422.5		271.7
Cash and cash equivalents at end of period	497.3		646.9

(1) Includes Adjusted EBITDA from discontinued operations of $28.0 million. A reconciliation of Adjusted EBITDA from discontinued operations to net income from discontinued operations for the three months ended March 31, 2011 is set out in Appendix II.

 (2) The settlement reserve charge outflow related to the Zonegran settlement that was paid in March 2011. The restricted cash and cash equivalents movement includes the $203.7 million that was held in escrow in relation to this settlement.

Overview

Total revenue for the first quarter of 2012 increased by 17% to $288.4 million from $247.1 million for the same period of 2011, as a result of the 14% growth in global in-market net sales of Tysabri® to $399.0 million for the first quarter of 2012, from $349.4 million for the same period of 2011. The growth in in-market sales reflects the 13% increase in patients on therapy worldwide, to approximately 66,500 patients at the end of March 2012, from approximately 58,900 (revised) patients at the end of March 2011.

Adjusted EBITDA from continuing operations increased by 31% to $46.3 million for the first quarter of 2012, from $35.3 million for the same period of 2011, principally reflecting the continued growth of Tysabri, offset by increased Tysabri sales and marketing expenses. Operating income, excluding other net charges increased by 18% for the first quarter of 2012 to $24.0 million, compared to $20.3 million for the first quarter of 2011, reflecting the increase in Adjusted EBITDA from continuing operations, partially reduced by higher non-cash stock compensation expense following the increase in the Elan share price since the first quarter of 2011.

For the first quarter of 2012, Elan reported a net loss from continuing operations of $31.8 million, compared to a net loss from continuing operations of $27.7 million for the same period of 2011. The net loss from continuing operations in the first quarter of 2012 includes a loss of $13.3 million from the disposal of 76% of the Company’s shareholding in Alkermes plc in March 2012, as described below.

The net income for the first quarter of 2011 of $68.2 million includes net income from discontinued operations of $95.9 million relating to the Elan Drug Technologies (EDT) business, which was divested to Alkermes, Inc. in September 2011 for $500.0 million in cash consideration and 31.9 million ordinary shares of Alkermes plc.

A reconciliation of Adjusted EBITDA from continuing operations to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – Adjusted EBITDA,” included on page 3.

Sale of Alkermes Shares

As further described on page 11, in March 2012, Elan sold 76% (24.15 million shares) of its total shareholding of 31.9 million shares in Alkermes plc received on divestment of the EDT business in September 2011. Net proceeds of $380.9 million were received on disposal of the shares, after the deduction of underwriter and other fees, and a net loss of $13.3 million was recorded on the transaction, related to the transaction costs of $17.6 million. Elan continues to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest.

Total Revenue

For the first quarter of 2012, revenue increased by 17% to $288.4 million from $247.1 million for the first quarter of 2011.

	Three Months Ended March 31
	2011 US$m	2012 US$m

Product revenue
Tysabri – U.S.	169.9	201.0
Tysabri – Rest of world (ROW)	75.3	87.2
Total Tysabri	245.2	288.2
Royalties	1.9	0.2
Total revenue	247.1	288.4

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:
	Three Months Ended March 31
	2011 US$m	2012 US$m
United States	169.9	201.0
ROW	179.5	198.0
Total Tysabri in-market net sales	349.4	399.0

For the first quarter of 2012, Tysabri global in-market net sales increased by 14% to $399.0 million from $349.4 million for the same period of 2011. The growth principally reflects an 18% increase in units sold, along with higher pricing in the United States, partially reduced by a $16.5 million revenue reserve for Italy (see page 9).

At the end of March 2012, approximately 66,500 patients were on therapy worldwide, including approximately 30,800 commercial patients in the United States and approximately 35,100 commercial patients in the ROW, representing an increase of 3% over the approximately 64,600 (revised) patients who were on therapy at the end of December 2011, and 13% over the approximately 58,900 (revised) patients who were on the therapy at the end of March 2011.

Tysabri was developed and is being marketed in collaboration with Biogen Idec, Inc. (Biogen Idec). In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market. Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales, which are primarily comprised of royalties that Elan incurs and are payable by Elan to third parties and are reimbursed by the collaboration.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $201.0 million for the first quarter of 2012, an increase of 18% over net sales of $169.9 million in the same period of 2011, principally reflecting a 9% increase in units sold, along with the impact of price increases. Almost all of these sales are for the multiple sclerosis (MS) indication.

At the end of March 2012, approximately 30,800 patients were on commercial therapy, which represents an increase of 3% over the approximately 30,000 patients who were on therapy at the end of December 2011, and 11% over the approximately 27,800 patients who were on therapy at the end of March 2011.

Tysabri – ROW

ROW in-market sales grew by 10% in the first quarter of 2012 to $198.0 million, from $179.5 million for the same period of 2011. This increase principally reflects a 24% increase in units sold, reduced by a $16.5 million revenue reserve in Italy, as described further below, and unfavorable foreign currency movements.

At the end of March 2012, approximately 35,100 patients, principally in the European Union, were on commercial therapy, an increase of 3% over the approximately 34,000 (revised) patients who were on therapy at the end of December 2011 and 15% over the approximately 30,500 (revised) patients who were on therapy at the end of March 2011.

The revenue reserve for Italy relates to a notification received by Biogen Idec from the Italian National Medicines Agency during the fourth quarter of 2011, stating that sales of Tysabri had exceeded a limit established by the agency in 2007. Biogen Idec filed an appeal in December 2011 seeking a ruling that Biogen Idec’s interpretation is valid and that the position of the agency is unenforceable, and hopes to have resolution in 2012. As a result of this dispute, Biogen Idec deferred $16.5 million of revenue recognized on in-market sales of Tysabri in Italy during the first quarter of 2012, having previously deferred $13.8 million of revenue in Italy during the fourth quarter of 2011. Elan expects that Biogen Idec will continue to defer a portion of in-market revenues on future sales of Tysabri for Italy until the matter is resolved. As a consequence of this deferral of in-market sales by Biogen Idec, Elan has deferred $7.9 million of revenue in the first quarter of 2012 related to these sales and $14.8 million to date, reflecting the operating and accounting arrangements between the companies.

In the ROW markets, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales. As a result, in the ROW markets, Elan recorded net revenue of $87.2 million for the first quarter of 2012, compared to $75.3 million for the first quarter of 2011, an increase of 16%.

Elan’s net Tysabri ROW revenue is calculated as follows:

	Three Months Ended March 31
	2011 US$m	2012 US$m
ROW in-market sales by Biogen Idec	179.5	198.0
ROW operating expenses incurred by the collaboration	(82.4)	(81.6)
ROW operating profit generated by the collaboration	97.1	116.4
Elan’s 50% share of Tysabri ROW collaboration operating profit	48.6	58.2
Elan’s directly incurred costs	26.7	29.0
Net Tysabri ROW revenue	75.3	87.2

Operating Expenses

Selling, general and administrative

	Three Months Ended March 31
	2011 US$m	2012 US$m
Cash expenses	41.4	50.8
Depreciation and amortization	2.4	2.1
Share-based compensation	4.0	7.2
Total	47.8	60.1

SG&A expenses increased from $47.8 million for the first quarter of 2011 to $60.1 million for the same period of 2012. The increase principally reflects increased Tysabri sales and marketing expenses, along with higher non-cash stock compensation expense following the increase in the Elan share price since the first quarter of 2011.

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 9.

Research and development

	Three Months Ended March 31
	2011 US$m	2012 US$m
Cash expenses	42.2	38.8
Depreciation and amortization	1.8	1.8
Share-based compensation	3.6	8.4
Total	47.6	49.0

R&D expenses increased from $47.6 million for the first quarter of 2011 to $49.0 million for the same period of 2012. The increase primarily relates to higher non-cash stock compensation expense following the increase in the Elan share price since the first quarter of 2011.

Research and development update

At the 64th Annual Meeting of the American Academy of Neurology, findings from several studies of Tysabri are being presented that address its long-term safety and efficacy in the treatment of MS and its impact on MS-related fatigue, in addition to providing validation for the companies’ risk stratification algorithm as a way to help enable individual benefit risk assessment for patients with MS.

In addition, data from the ELND005 Phase 2 trials describing responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms will be presented at the meeting.

Other net charges

Other net charges for the three months ended March 31, 2012 and 2011 were as follows:

	Three Months Ended March 31
	2011 US$m	2012 US$m
Severance, restructuring and other costs	0.4	1.4
Facilities and other asset impairment charges	1.9	0.6
Total	2.3	2.0

The other net charges incurred during the first quarter principally relate to the restructuring of Elan’s G&A and other support activities initiated in the fourth quarter of 2011, following the divestment of the EDT business.

Net Interest and Investment Gains and Losses

Net interest expense

For the first quarter of 2012, net interest expense decreased to $16.8 million, from $29.8 million for the first quarter of 2011. This decrease is due to the retirement of $660.5 million, or 51%, of the Company’s debt during the fourth quarter of 2011.

Net loss on disposal of equity method investment

In March 2012, Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc at a price to the public of $16.50 per share and received net proceeds of $380.9 million after the deduction of underwriter and other fees. Elan continues to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest. The remaining shareholding is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, Elan’s remaining equity interest in Alkermes plc ceased to qualify as an equity method investment and was recorded as an available-for-sale investment with an initial carrying value of $126.5 million. The available-for-sale investment is marked-to-market and had a carrying value of $143.8 million at March 31, 2012.

The net loss on disposal of $13.3 million was calculated as follows:

US$m
Share proceeds	398.5
Carrying value of equity method investment	(394.2)
Transaction costs	(17.6)
Net loss	(13.3)

Net loss on equity method investments

The losses on equity method investments for the three months ended March 31, 2012 and 2011 can be analyzed as follows:

	Three Months Ended March 31
	2011 US$m	2012 US$m
Janssen AI	12.5	14.8
Proteostasis	—	1.1
Alkermes plc	—	7.2
Total	12.5	23.1

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any required additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

During the first quarter of 2012, the remaining $57.6 million of the initial $500.0 million funding commitment provided by Johnson & Johnson to Janssen AI was utilized. As a result, Elan will be called upon to provide funding to Janssen AI commencing in the second quarter of 2012.

As a consequence of the expenditures incurred by Janssen AI during the first quarter, Elan recorded a non-cash expense of $13.4 million (2011: $12.5 million), reflecting the amortization of the contingent funding commitment asset, now fully amortized,  recorded by Elan on initial recognition of its investment in Janssen AI. Elan also recorded a net loss of $1.4 million on the equity method investment in the first quarter of 2012 relating to its share of the losses of Janssen AI in excess of the losses funded solely by Johnson & Johnson’s initial $500.0 million funding commitment, as Elan is required to share up to an additional $400.0 million of losses equally with Johnson & Johnson.

Proteostasis

Elan holds a $20.0 million equity interest in Proteostasis Therapeutics, Inc. (Proteostasis) since May 2011 which represents approximately 24% of the equity of Proteostasis. The net loss recorded on the equity method investment in the first quarter of 2012 was $1.1 million.

Alkermes plc

Following the completion of the merger between Alkermes, Inc. and EDT on September 16, 2011, Elan held approximately 25% of the equity of Alkermes plc and accounted for this investment as an equity method investment.  Elan recorded its share of Alkermes plc’s net income or loss on a one-quarter time lag. The net loss recorded on the equity method investment in the first quarter of 2012 was $7.2 million.

In March 2012, Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc and recorded a net loss on this disposal of $13.3 million, which is discussed further above. Elan continues to own 7.75 million ordinary shares of Alkermes plc, representing an approximate 6% equity interest, which is subject to legal and contractual transfer restrictions. Following the sale of the 24.15 million ordinary shares, Elan’s remaining equity interest in Alkermes plc is classified as an available-for-sale investment and equity method accounting will no longer apply to this investment.

Net Income from Discontinued Operations

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT. Alkermes, Inc. and EDT were combined under a new holding company incorporated in Ireland named Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc common stock.

The results of EDT are presented as a discontinued operation following the sale of the Alkermes plc ordinary shares in March 2012, and the comparative amounts for the first quarter of 2011 have been restated to reflect this classification. The net income from discontinued operations for the three months ended March 31, 2011 is set out in detail in Appendix I.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our research and development activities, and research and development activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; our dependence on Johnson & Johnson and Pfizer for the success of AIP; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income from Discontinued Operations

Three Months Ended March 31, 2011
US$m
Revenue
Product revenue	63.9
Contract revenue	2.0
Total revenue	65.9
Cost of goods sold	24.7
Gross margin	41.2
Operating Expenses
Selling, general and administrative	8.7
Research and development	12.7
Legal settlement gain(1)	(78.0)
Total operating expenses	(56.6)
Operating income	97.8
Net interest expense	0.4
Net income before tax from discontinued operations	97.4
Provision for income taxes	1.5
Net income from discontinued operations	95.9

(1) The legal settlement gain of $78.0 million relates to the settlement agreement entered into with Abraxis Biosciences, Inc. in February 2011.

Appendix II

Unaudited Non-GAAP Financial Information - Adjusted EBITDA from Discontinued Operations

Three Months Ended March 31, 2011
US$m
Net income from discontinued operations	95.9
Net interest expense	0.4
Provision for income taxes	1.5
Depreciation and amortization	5.5
Amortized fees	(0.1)
EBITDA from discontinued operations	103.2
Share-based compensation	2.8
Legal settlement gain	(78.0)
Adjusted EBITDA from discontinued operations	28.0